FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2005

Commission File Number: 001-31274

SODEXHO ALLIANCE, SA
(Translation of registrant’s name into English)

3, avenue Newton
78180 Montigny - le - Bretonneux
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ____             No    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ____             No    X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ____             No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SODEXHO ALLIANCE, SA

TABLE OF CONTENTS

  Item

1.	Press release dated July 6, 2005, regarding accelerated organic growth in revenues for the first nine months of fiscal 2004-2005.

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Item 1

Paris, July 6, 2005

Accelerated organic growth in revenues for the first nine months of fiscal 2004-2005

Sodexho Alliance (Euronext: EXHO.PA / NYSE:SDX) – For the first nine months of fiscal 2004-2005 consolidated revenues totaled 8.9 billion euro, with organic growth in revenues of 4.2% at a constant consolidation scope and excluding exchange rate effects. This performance confirms our organic growth objective of around 4% for the full year.

Excluding the one-time impact of the hospitality contract for the Rugby World Cup in November 2003, organic growth was 4.8% .

Revenues by activity

Activity Millions of euro	2003-2004	2004-2005	Organic growth(1)	Exchange rate variation (2)	Acquisitions	Total variation

Food and Management Services:	8 663	8 696	4.1%	-3.4%	- 0.3%	0.4%
• North America	3 971	3 891	4.6%	-6.6%	-	-2.0%
• Continental Europe	2 882	3 002	3.9%	0.1%	0.2%	4.2%
• United Kingdom and Ireland	989	960	-2.1%	-0.8%	-	-2.9%
• Rest of the World	821	843	9.8%	-3.2%	- 3.9%	2.7%

Service Vouchers and Cards	188	203	9.7%	-1.5%	- 0.6%	7.6%

TOTAL	8 851	8 899	4.2%	-3.4%	- 0.3%	0.5%

(1)	At a constant consolidation scope and excluding exchange rate effects

(2)	The U.S. dollar declined by 6.9% against the euro in the first nine months of 2004-2005

•     Food and Management Services:

In Food and Management Services globally, organic growth in revenues totaled 4.1% for the first nine months of fiscal 2004-2005, including 3.0% for Business and Industry, 4.3% for Education and 6.1% for Healthcare.

Investor Relations : Jean-Jacques Vironda
Tel : + 33 (1) 30 85 72 03 – Fax : + 33 (1) 30 85 51 81 – E-mail : jean-jacques.vironda@sodexhoalliance.com
Press Relations : Clodine Pincemin
Tel : + 33 (1) 30 85 74 18 – Fax : + 33 (1) 30 85 52 32 – E-mail : GroupCorporateCommunications@sodexhoalliance.com

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     North America

In North America organic growth accelerated to 4.6% .

The Business and Industry segment, including Defense, declined by only 0.5% including a decrease of 0.1% in the Business segment and 4.7% in Defense. The adjustments that we have requested of the US Marine Corps have not yet been finalized and continued to weigh on our performance. In addition, new clients include the Cincinnati Museum Center and American Broadcasting Company (ABC) in the U.S. and the Ontario Ministry of Agriculture, Canada Post and OPG Pickering in Canada.

Organic growth of 7.5% in Healthcare illustrates the particular dynamism of our sales teams, both in the acute-care and seniors markets. Among recent new contracts awarded are those signed with Piedmont HealthCare System (South Carolina), University Hospitals Health System - UHHS (Ohio) and Stanford University (California) in acute-care, and Hillcrest (Pennsylvania) and Hollywood Presbyterian (California) in the seniors market.

Education also reported good performance with organic growth of 5.8% due to increased patronage on sites we manage and the opening of a number of contracts signed last summer. Recent successes during the current bidding season include, in food services, St. John’s University (New-York) and, in multi-services, the University of Birmingham in Alabama.

     Continental Europe

Organic growth in revenues was 3.9%.

Despite weak economic growth in the majority of European countries, Business and Industry segment revenues grew by 4.2%, with stronger growth in France, Spain, Germany and in the Central European countries. Recent contracts awarded include Masterfoods in Hungary, Fortis in Belgium and Thales Airborne Systems in France.

In Healthcare, organic growth is accelerating and reached 4.8% as a result of good growth in revenues on existing sites with the enlargement of our range of services as well as the initial effects of contracts signed at the beginning of the year, notably the Public Assistance Hospitals in Paris and the Military Hospital of Warsaw.

In Education, organic growth was 2.2%.

Investor Relations : Jean-Jacques Vironda
Tel : + 33 (1) 30 85 72 03 – Fax : + 33 (1) 30 85 51 81 – E-mail : jean-jacques.vironda@sodexhoalliance.com
Press Relations : Clodine Pincemin
Tel : + 33 (1) 30 85 74 18 – Fax : + 33 (1) 30 85 52 32 – E-mail : GroupCorporateCommunications@sodexhoalliance.com

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     United Kingdom and Ireland

As anticipated, revenues declined by 2.1%, excluding exchange rate effects. However, certain factors lead us to target an objective of slightly positive organic growth for the next fiscal year: the extension of services in the Defense and Correctional Facilities segments, modest development in the Healthcare segment, and the signature during the last twelve months of certain Private Finance Initiative contracts.

     Rest of the World

Our subsidiaries in Asia, Latin America and our Remote Sites activity all registered double digit growth. Excluding the impact of the Rugby World Cup in Australia in November 2003, organic growth was 16.7%.

New clients include Shell and ENSCO to manage their Remote Sites, Citibank for a multi-services contract covering six countries in Latin America, Compania do Rio Vale Doce for five mines in Brazil, Westpac in Australia, and UPM Kymmene in mainland China.

•     Service Vouchers and Cards:

Organic growth in revenues accelerated to 9.7%.

This growth is mainly explained by good development in services such as Restaurant, Grocery and Gift Vouchers, both in Europe and in Latin America. Syngenta, Toyota and Reckitt Benckiser in Latin America, and JC Decaux, Michelin and Citigroup in Europe have chosen to partner with us.

In addition, the expansion of new services such as Vacation, Childcare and Culture Vouchers continues.

About Sodexho Alliance

Founded in Marseille in 1966 by Chairman and Chief Executive Officer Pierre Bellon, Sodexho Alliance is the world’s leading provider of food and management services. With more than 313,000 employees on 24,900 sites in 76 countries, Sodexho Alliance reported consolidated sales of 11.5 billion euros for the fiscal year that ended on August 31, 2004. The Sodexho Alliance share has been listed since 1983 on the Euronext Paris Bourse, where its market value totals 4.1 billion euros. The Sodexho Alliance share has been listed since April 3, 2002, on the New York Stock Exchange.

This press release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These include, but are not limited to, statements regarding anticipated future events and financial performance with respect to our operations. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe," "expect," "anticipate," "estimated" , "project " , "plan" "pro forma," and "intend" or future or conditional verbs such as "will," "would," or "may." Factors that could cause actual results to differ materially from expected results include, but are not limited to, those set forth in our Registration Statement on Form 20-F, as filed with the Securities and Exchange Commission (SEC), the competitive environment in which we operate, changes in general economic conditions and changes in the French, American and/or global financial and/or capital markets. Forward-looking statements represent management ’s views as of the date they are made, and we assume no obligation to update any forward-looking statements for actual events occurring after that date. You are cautioned not to place undue reliance on our forward-looking statements.

Investor Relations : Jean-Jacques Vironda
Tel : + 33 (1) 30 85 72 03 – Fax : + 33 (1) 30 85 51 81 – E-mail : jean-jacques.vironda@sodexhoalliance.com
Press Relations : Clodine Pincemin
Tel : + 33 (1) 30 85 74 18 – Fax : + 33 (1) 30 85 52 32 – E-mail : GroupCorporateCommunications@sodexhoalliance.com

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SODEXHO ALLIANCE, SA

Date: July 6, 2005	By:	/s/ Siân Herbert-Jones

		Name:	Siân Herbert-Jones
		Title:	Chief Financial Officer